SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21st February 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC
Chairman’s letter to Shareholders

Not for release, publication or distribution in whole or in part in or into
Australia, Canada, Japan or The Netherlands

The Board of Six Continents PLC (“Six Continents”) will, as required by the Takeover Code, tomorrow be sending a circular to all of its shareholders informing them that Capital Management and Investment PLC (“CMI”) is considering making an offer for Six Continents.

Sir Ian Prosser, Chairman of Six Continents said today:

“We have been making the compelling case as to why a demerger is the best way to unlock value for our shareholders. CMI has made no offer but are merely using the increasingly common tactic of attempting to introduce uncertainty without having to take the responsibility of making a properly formulated and financed offer to shareholders.”

The text of the letter from the Chairman of Six Continents contained in the circular to shareholders is set out below.

“22 February, 2003

Dear Shareholder,

As you will probably have seen in the press, a company called Capital Management & Investment plc (“CMI”) has announced that it is considering making an offer for your company. CMI has not provided details of the price or form of payment that it is considering.

CMI has stated that Six Continents has failed to deliver full value to its shareholders. However, the Board has always focused on delivering value and in terms of total shareholder returns, Six Continents has outperformed the FTSE 100 over the last 1,2,3,4 and 5 years*.

CMI has suggested that any offer it might make would be based upon a break-up of the hotel business and sale of it to, or partnership with, hotel operators. CMI has no experience in the hotel sector or in the management of global brands. The Board believes that such an approach is fundamentally flawed and will not maximise value for you.

CMI has also indicated that it would unlock cash through asset sales and secured real estate financing techniques. You should be aware that Sun Capital (a separate vehicle also run by Hugh Osmond) approached the Board last October with an indicative proposal to provide sale and leaseback financing to the retail business. The Board was advised by its financial adviser, Schroder Salomon Smith Barney, that as a result of the unattractive terms of the proposal, material value would have been transferred from shareholders to Sun Capital if this proposal had been accepted.

The Board wishes to emphasize that a variety of financing options will be available to the boards of both Mitchells & Butlers (“MAB”) and InterContinental Hotels Group (“IHG”) following separation. Indeed, having put in place a flexible financing package to effect the demerger, as indicated in the MAB listing particulars, the directors of MAB have already commenced an analysis of alternative financing options with a view to ensuring the optimal capital structure. The directors of IHG are focused on optimising capital deployment, having already initiated an asset by asset review.

To date no firm proposal from CMI has been received by the Board, nor have any discussions taken place on the basis of any offer to be made by CMI for Six Continents. Your Board has always made it clear that it will review and consider on its merits, any proposal that offers a combination of compelling value and certainty of delivery for shareholders. The boards of IHG and MAB will be equally willing to consider all opportunities to maximise value for shareholders following the implementation of the separation.

The Board believes that continuing to pursue its proposal to return £700 million of capital to shareholders and to separate its hotels and soft drinks businesses from its retail business will be the best route to generate value for shareholders. Separation will allow both businesses to pursue their individual strategies and develop in a focused manner.

On 17 February Six Continents posted listing particulars for IHG and MAB and a circular to shareholders and, subject to your approval at an EGM on 12 March 2003 and the necessary court sanctions, it is expected that IHG and MAB will be listed on 15 April 2003.

Your Board will continue to keep you informed of any further developments.

Yours faithfully

Sir Ian Prosser
Chairman

*Source: Datastream, as at the market close on 14 February, the day CMI acquired shares in Six Continents. Total Shareholder Return is defined as share price appreciation assuming dividends are reinvested

The table below shows the actual percentage point difference between the total return for Six Continents and the total return for the FTSE 100 Index. Both the SXC and the FTSE 100 total returns are calculated on a net of tax basis.

Total Shareholder Return
SXC total return outperformance against the FTSE 100 total return (in percentage points)

Last 5 years	1.4%
Last 4 years	17.1%
Last 3 years	41.7%
Last 2 years	19.9%
Last 1 year	7.8%

It should be noted that the information above on shareholder returns differs from that set out in the announcement issued by Six Continents on 20 February due to an error in the data used to calculate the FTSE 100 total shareholder return. The statement relating to the ten year performance was incorrect. The five year performance to 12 February 2003 resulted in a marginal underperformance.

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: political and other events that impact domestic or international travel – in particular the military situation in the Middle East; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks bus iness and the retail business or any future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission.

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and the possible offer and as sponsor to IHG and MAB in connection with the admission of the ordinary shares of IHG and MAB to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to its clients nor for providing advice in relation to the separation and return of capital, the Admissions or the possible offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	21st February 2003